Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                June 26, 2019



Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 8095
            Multi-Sector Equity and ETF Portfolio, June 2019 Series
                                 (the "Trust")
                      CIK No. 1771130 File No. 333-231565
--------------------------------------------------------------------------------


Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. TO AVOID CREATING THE IMPRESSION THAT THE PORTFOLIO WILL BE MANAGED ON AN ONGOING BASIS, PLEASE REVISE THE "HOW HAVE THE SECURITIES BEEN SELECTED?" SECTION SO THAT IT IS BACKWARD LOOKING RATHER THAN FORWARD LOOKING.

      Response: The prospectus has been revised in accordance with this comment.

      2. IN LIGHT OF THE MERGER BETWEEN OPPENHEIMER AND INVESCO, PLEASE CONFIRM ANY INFORMATION RELATING TO OPPENHEIMER IS ACCURATE.

      Response: The information relating to Oppenheimer in the prospectus is accurate.

      3. PLEASE CONSIDER MOVING THE DISCLOSURE IN THE "ABOUT OPPENHEIMER ASSET MANAGEMENT INC." AND "JOHN STOLTZFUS, CHIEF INVESTMENT STRATEGIST" SECTIONS TO ELSEWHERE IN THE PROSPECTUS RATHER THAN IN THE "OBJECTIVE" SECTION.

      Response: The prospectus has been revised in accordance with this comment.

Registration Statement
______________________

      4. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      5. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/ Daniel J. Fallon
                                            __________________________
                                                Daniel J. Fallon